St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04012675

04 FEB -9 AM 7:21

SUPPL

January 26, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #146 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Intersects 14 Meters of 5.16 g/t Gold at Benso

Vancouver, January 26, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce drill results from the Benso Concession in Ghana, West Africa. Drilling on the G Zone has now confirmed that this new deposit is over 300 meters in length and has been drilled up to 100 meters in depth on some sections. Drilling highlights from the ongoing exploration include **14 meters of 5.16 g/t Au and 7 meters of 6.14 g/t Au.** A Table of the results follows:

Hole #	Dip Degree (-)	Azimuth	Coordinates		From - To (m)	Interval Width (m)	Grade g/t Au	Zone
			North (m)	East (m)				
SJB-178	-45	90	450.587	1607465	20 – 32	12	1.18	G
					20 – 22	2	2.11	
					27 – 32	5	1.67	
SJB-179	**-45**	**90**	**401.032**	**1612829**	**37 - 45**	**8**	**2.65**	**G**
					37 – 46	9	2.41	
SJB-180	-45	90	649426	1754314	65 – 68	3	13.12	G
					65 – 71	6	7.02	
					65 - 72	**7**	**6.14**	
SJB-181	**-70**	**90**	**401669**	**96523**	**65 - 79**	**14**	**5.16**	**G**
SJB-182	-45	90	348377	160757	45 - 49	4	2.37	G
					45 – 50	5	2.06	
SJB-183	45	90	651013	169929	5 - 11	6	2.53	G
					18 - 20	2	1.85	

St. Jude continues to be encouraged by results from the Benso Concession where St. Jude can earn up to 100% of the available interest (subject to the standard government 10%). The Benso concession consists of three highly prospective blocks named Amantin, Subriso and Chichiwelli, which together cover over 42.8 square kilometers (10,576 acres) of the Ashanti Gold Belt.

To date, St. Jude has concentrated its exploration on the Subriso block in the area of the historic Subriso Gold Mine. Here, detailed geological, geochemical and geophysical studies have been carried out, and two large north-south striking parallel zones of surface mineralization have been identified. These highly prospective zones are each approximately 2,500 meters to 3,000 meters long and to date, only a small portion of each has been drill tested. The results from over 16,000 meters of drilling (183 holes) at Benso, including the new G and I deposit along with Subriso East, West and Central will be included in the upcoming

initial resource estimate. Drilling continues on several other geochemical anomalies along the eastern and western trend. St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the Qualified Person responsible for the design and management of the drill program.

St. Jude is a leading West African explorer focused on the discovery and development of Gold deposits amenable to low cost mining. The company's four advanced-stage projects namely, Hwini-Butre/Benso in Ghana and Goulagou/Rounga in Burkina Faso cover over 571 sq. km. (141,171 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

No Stock Exchange has reviewed or accepts the responsibility for the adequacy or accuracy of this release.